Exhibit 23.2

We consent to the incorporation by reference in this Registration Statement of NanoViricides, Inc. on Form S-3 to be filed on or about August 21, 2026 of our report dated September 29, 2025, on our audits of the financial statements as of June 30, 2025 and 2024 and for each of the years then ended, which report was included in the Annual Report on Form 10-K filed September 29, 2025. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP

Iselin, New Jersey

August 21, 2026